EXHIBIT 99.1

PRESS RELEASE                                   UNILAB CORPORATION
                                                (AMEX:ULB)
                                                18448 Oxnard Street
                                                Tarzana, CA  91356
                                                www.Unilab.com

                                                For Further Information:
                                                Richard A. Michaelson
                                                Phone: (818) 758-6607
                                                e-mail: IRelations@Unilab.com

IMMEDIATE RELEASE
November 3, 1997


               UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS


TARZANA, CA, November 3, 1997 -- UNILAB Corporation (AMEX:ULB) announced today that net sales for the quarter ended September 30, 1997 increased to $54.2 million from $52.7 million in the same period last year. The Company reported net income for the third quarter of 1997 of $0.7 million or $0.02 per common share, compared to a net loss of $8.5 million, or ($0.23) per common share in the same period last year, which included a $4.9MM non-recurring charge. Excluding that non-recurring charge, net loss for the third quarter of 1996 would have been $3.6 million, or ($0.10) per common share.

"Our third quarter results continue the positive performance trend that we have seen throughout this year," said David Weavil, Chairman and Chief Executive Officer of Unilab. "We have addressed the demanding environment in California with a successful focus on improved pricing and cost discipline. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) grew to $6.4 million for the quarter, more than 2 1/2 times last year's $2.5 million, which is the highest it's been in over two years. Year to date EBITDA of $16.9 million, up from $9.2 million EBITDA earned in the first nine months of 1996, is a Unilab record."

Unilab again reported record sales in the third quarter, testing approximately 6% more patients than it did in the third quarter of last year. Average pricing, though down by approximately 2.6% from the prior year level, was slightly higher than the first two quarters of 1997, and represents the best quarter to quarter comparison in over a year.

"Cost efficiency continues to be a high priority for Unilab, and this quarter continued the progress we have seen throughout 1997. Despite the 6% higher specimen volume we enjoyed this quarter, we spent $3.1 million, or 5.8% less than we spent in the third quarter of 1996," said Mr. Weavil. "Careful identification of specific services that are most valued by our clients has allowed us to steadily reduce key operating expenses elsewhere throughout our business. We have been able to drive direct staffing expense down to its lowest absolute and percent level in two years. Similarly, we have been successful in cutting selling, general and administrative expense (SG&A) to the lowest level it's been in 2 1/2 years. These SG&A expenses are now 15.7% of sales; a measurable decline from the 20% levels they represented throughout much of 1996."

The Company's cash position at the end of the third quarter was $12.0 million, reflecting continued strong receivables collections that held the number of days sales outstanding (DSO), a measure of billing and collection efficiency, to 67 days, the same as last quarter, and a reduction of two days from the end of last year.

For the first nine months of 1997, Unilab reported a net loss of $0.4 million, or ($0.01) per common share on sales of $161.3 million. For the prior year's first nine months, the Company had a net loss, excluding first quarter and third quarter charges of $3.5 million and $4.9 million respectively, of $8.2 million, or ($0.23) per common share, on sales of $156.3 million.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.


                              - tables to follow -

                               Unilab Corporation
                      Consolidated Statement of Operations
                  (amounts in thousands, except per share data)
                                                        Three months ended Sept. 30,      Nine months ended Sept. 30,
                                                               1997          1996             1997            1996

Revenue                                                       $54,238      $52,670        $161,298        $156,269

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                               17,174       17,912          52,346          52,808
    Supplies                                                    7,488        7,562          22,655          21,314
    Other Operating Expenses                                   14,649       14,114          43,224          40,513
                                                               ------       ------          ------          ------
                                                               39,311       39,588         118,225         114,635
                                                               ------       ------         -------         -------

Legal and Acquisition Related Charges                               -        4,940               -           4,940
Amortization and Depreciation                                   2,210        2,921           6,675           8,645
Selling, General and Administrative Expenses                    8,491       10,606          26,185          32,461
                                                                -----       ------          ------          ------

    Total Operating Expenses                                   50,012       58,055         151,085         160,681

Operating Income (Loss)                                         4,226      (5,385)          10,213         (4,412)

Other Income (Expenses)
    Interest Expense, net                                     (3,535)      (3,150)        (10,603)         (8,699)

Income (Loss) Before Income Taxes and
    Extraordinary Item                                            691      (8,535)           (390)        (13,111)

Extraordinary Item - Loss on Early
Extinguishment of Debt                                             -             -               -           3,451
                                                          ----------- ------------    ------------         -------

Net Income (Loss)                                                 691      (8,535)           (390)        (16,562)

Preferred Stock Dividends                                          36           36             108             108
                                                                   --           --             ---             ---

Net Income (Loss) Available to Common
   Stockholders                                                  $655     ($8,571)          ($498)       ($16,670)

Net Income (Loss) per Share:
Income (Loss) Before Extraordinary Item                         $0.02      ($0.23)         ($0.01)         ($0.35)
Extraordinary Item                                                 -            -                -         ($0.10)
Net Income (Loss)                                               $0.02      ($0.23)         ($0.01)         ($0.45)

Weighted Average Common
Shares Outstanding                                             41,273       36,718          40,211          36,695

EBITDA, excluding extraordinary item                           $6,436       $2,476         $16,888          $9,173

                               Unilab Corporation
                           Consolidated Balance Sheet
                             (amounts in thousands)

                                                                     September 30                December 31,
                                                                         1997                        1996

Cash, Restricted Cash and Cash Equivalents                               $12,061                   $13,080
Accounts Receivable, net                                                  39,661                    37,279
Other Current Assets                                                       4,065                     4,306
                                                                        --------                     -----
     Total Current Assets                                                 55,787                    54,665


Fixed Assets, net                                                         14,307                    17,264


Goodwill and Other Intangible Assets                                      46,377                    48,038


Other Assets                                                               6,762                     5,952
                                                                           -----                     -----


Total Assets                                                            $123,233                  $125,919
                                                                        --------                  --------


Total Current Liabilities                                                 28,924                    29,752


Long-Term Debt, net of current portion                                   124,793                   126,120
Other Liabilities                                                          3,167                     4,735


Total Shareholders' Deficit                                             (33,651)                  (34,688)
                                                                        --------                  --------


Total Liabilities and Shareholders' Deficit                             $123,233                  $125,919
                                                                        --------                  --------